On October 27, 2006, Fidelity Government Income Fund (the Fund) acquired all of the assets and assumed all of the liabilities of Fidelity Advisor Government Investment Fund and Spartan Government Income Fund pursuant to an agreement and plan of reorganization approved by the shareholders on September 20, 2006.